Exhibit 21

The following is a list of wholly owned subsidiaries, unless otherwise noted, of FPIC Insurance Group, Inc. as of December 31, 2009:

Name of Subsidiary	State of Incorporation
First Professionals Insurance Company, Inc. (“First Professionals”)	Florida
Anesthesiologists Professional Assurance Company	Florida
FPIC Insurance Agency, Inc.	Florida
The Tenere Group, Inc. (“Tenere”) (100% owned by First Professionals)	Missouri
Intermed Insurance Company (“Intermed”) (100% owned by Tenere)	Missouri
Trout Insurance Services, Inc. (100% owned by Intermed)	Missouri
Interlex Insurance Company (100% owned by Intermed)	Missouri
Insurance Services, Inc. (100% owned by Intermed)	Missouri
Advocate, MD Financial Group Inc. ("Advocate, MD") (100% owned by First Professionals)	Nevada
Advocate, MD Insurance of the Southwest Inc. (100% owned by Advocate, MD)	Texas
Advocate Insurance Services, Inc. (100% owned by Advocate, MD)	Texas